

September 25, 2017

Mr. Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

  Re: Automatic Data Processing, Inc.
    Definitive Additional Materials on Schedule 14A
    Filed September 22, 2017
    File No. 001-05397

Dear Mr. Williams:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

General

1. When visiting the website maintained in connection with the proxy contest, www.voteadp.com, a pop-up window requires visitors to "agree to the terms" of the website. Please advise us of the terms of the website.

Exhibit 1

2. Disclosure indicates that Pershing Square Capital Management "holds approximately 2% of the Company's common stock." In future filings, please clarify how this statement differs from disclosure in the proxy statement that Pershing Square beneficially owns approximately 8.3% of the company's common stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Scott Barshay
        Paul, Weiss, Rifkind, Wharton & Garrison LLP